[Thomas Weisel Partner LLC Letterhead]

December 6, 2005

Via Facsimile and EDGAR Transmission

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Scopus Video Networks Ltd.
Registration Statement on Form F-1 (No. 333-129804)

Dear Mr. Spirgel:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), as representatives of the prospective underwriters, hereby join Scopus Video Networks Ltd. in requesting acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on December 8, 2005, or as soon as possible thereafter.

The following information with respect to the distribution of the prospectus dated November 18, 2005 is furnished pursuant to Rule 460 of the Securities Act, in connection with the foregoing request for acceleration of the effective date of the above-referenced Registration Statement. The approximate number of prospectuses dated November 18, 2005 distributed between November 18, 2005 and December 6, 2005 is as follows:

To Whom Distributed	Number of Copies
Prospective Underwriters	1000
Institutions	5,130
Individuals	2,000
Total	8,130

Securities and Exchange Commission
December 6, 2005
Page Two

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

Thomas Weisel Partners LLC
CIBC World Markets Corp.
Needham & Company, LLC
Oppenheimer & Co. Inc.

Thomas Weisel Partners LLC

By: /s/ William L. McLeod, Jr.
Name: William L. McLeod, Jr.
Title: Partner